Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	For the Years Ended December 31,
	2004	2003	2002
Net loss before taxes	$(28,629)	$(74,522)	$(124,319)
Add: Fixed charges, net capitalized interest	11,520	12,805	13,335
Earnings (loss) before fixed charges	(17,109)	(61,717)	(110,984)
Fixed charges:
Interest expense including amortization of debt issuance costs	$11,520	$12,805	$13,335
Capitalized interest	—	—	—
Total fixed charges	11,520	12,805	13,335
Ratio of earnings to fixed charges(1)	—	—	—

(1)                 For the years ended December 31, 2004, 2003 and 2002, the Company had a deficiency of earnings compared to its fixed charges of $28,629, $74,522 and $124,319, respectively.